Maxcom Telecomunicaciones, S.A.B. de C.V.

First Quarter 2014 Results

Fourth Quarter 2014 Results

MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2014

Mexico City, April 28th, 2014. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, announced today its unaudited financial and operating results for the quarter ended March 31st, 2014.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Amounts are expressed in millions of current Mexican Pesos.

Business Management: Operative Highlights

o	Total company Revenue Generating Units or RGUs, decreased by 1% to 619,407 in 1Q14 compared to the same period of the last year. The Company registered RGU net connections of minus 5,115 during the year. The difference mainly due by disconnection of approximately 34 thousand RGUs with low ARPU during the 4Q13.
o	As a result of the disconnections mentioned, total company customer base decreased by 9% to reach 256,922 customers.
o	When compared to the same period of last year, voice RGUs decreased 7% reaching 345,071. Voice RGUs include residential voice, commercial voice, public telephone lines and wholesale lines.
o	Data residential RGUs increased by 16% to reach 160,300 compared to 138,610 in 1Q13.
o	The number of coin operated public phones totaled 34,766, presenting a decrease of 4% in comparison to those in 1Q13.
o	The total mobile RGUs base reached 39,713 units which is 5% less than the number registered in 1Q13.
o	Pay TV number of RGUs reached 71,374 which represent an increase of 1% with respect to the figure recorded in 1Q13.
o	The residential RGU per customer rate, had a marginally increase at 1.9 with respect at the same ratio of 1Q13.
o	The commercial RGU per customer rate went from 22.7 in the 1Q13 to 29.8 at the end of the 1Q14.

1Q14	Concept	1Q13
254,079	Residential Customers	278,865
205,033	Voice	238,988
158,657	Data	136,776
27,196	Mobile	29,923
63,363	TV	65,457

485,461	Residential RGUs	498,152
214,145	Voice	246,677
160,300	Data	138,610
39,642	Mobile	41,903
71,374	TV	70,692
1.9	RGU per Residential Customer	1.8

2,843	Commercial Customers	3,178
2,557	Voice	2,854
1,344	Data	1,412
13	Mobile	21
181	Other	184

84,774	Commercial RGUs	72,287
81,754	Voice	69,071
2,670	Data	2,857
71	Mobile	84
279	Other	275
29.8	RGU per Commercial Customer	22.7

34,766	Public Telephony RGUs	36,286

14,406	Wholesale RGUs	17,797

619,407	Total RGUs	624,522

345,071	Voice RGUs (voice lines in service)	369,831
256,922	Total Number of Customers	282,089

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Fourth Quarter 2014 Results

Business Management: Revenues and Expenses

Revenues

Reported revenues for the first quarter of 2014 amounted Ps.649 million, presenting an increase of 11% compared to the same quarter of last year. This increase is due to the reinforcement in the revenues of commercial business unit and to the outstanding performance of the wholesale business unit.

	1Q14		1Q13		Δ%
Residential	Ps.	226	Ps.	252	(10)%
Commercial		186		160	16%
Public Telephony		33		34	(3)%
Wholesale		199		133	50%
Other Revenue		5		4	25%
Total	Ps.	649	Ps.	583	11%

Residential

This segment represented 34% of total revenues during 1Q14, a lower participation than the obtained during 1Q13, of 43%. Compared to the 1Q13, revenues in this business unit had a decrease of 10% (Ps.26 million), the variation is explain by the termination of an agreement linked to the MVNO contract and a decrease in recurrent charges and usage.

The average revenue per unit (“ARPU”) for the residential business was Ps.156 in the 1Q14, 5% lower than ARPU of Ps.164 registered in 1Q13. However, when this indicator is compared on a sequential basis remains steady

The rate of RGU per customer marginally increased to 1.9 during the 1Q14 with respect at the 1Q13.

Commercial

Revenues of the commercial segment represented 29% of total revenues during the 1Q14, compared to 27% recorded in the 1Q13. Revenues reached Ps.186 million, an increase of 16% in comparison with Ps.160 million registered during 1Q13, mainly as a result of the new efforts to increase the sale and lease of capacity.

Commercial business ARPU during 1Q14 was Ps.762, below than Ps.774 recorded in 1Q13.

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Fourth Quarter 2014 Results

Also, the number of RGUs per commercial customer increased 31% to 29.8 RGUs per customer when compared to 22.7 reached in 1Q13.

Public Telephony

The public telephony income represented 5% of the generated income in 1Q14. Revenues reached Ps.33 million, a decrease of 3% (Ps.1 million) in comparison to Ps.34 million obtained in the same period in 2013. The decrease in revenues is attributed to a reduction in network usage, as well as a minor number of telephones in operation.

Wholesale

In 1Q14, wholesale revenues increased by 50% (Ps.66 million) reaching Ps.199 million, compared to Ps.133 million registered during the same period in the previous year. The growth in this business unit was due to the increase in the international traffic carried through our network.

Other Revenues

Other revenue concept contributed marginally and reached Ps.5 million, representing an increase of 25% against Ps.4 million reported in 1Q13.

Network Operation Cost

For the period of 3 months ended on March 31, 2014, the total network operation costs amounted Ps.326 million, compared to Ps.234 million in the same period of 2013; this is a variation of 39% or Ps. 92 million. This increase mainly derived from the important increase in the international traffic termination costs related to the wholesale business.

SG&A

SG&A expenses were Ps.172 million in 1Q14 a 1% or Ps.3 million decrease in comparison to the Ps.175 million reported in the same period of 2013.

EBITDA and Adjusted EBITDA

EDITDA for 1Q14 was Ps.150 million, below the Ps.173 million registered in the same period last year. EBITDA Margin was 23% during the period, lesser that the 30% registered in 1Q13.

Adjusted EBITDA for 1Q14 was Ps.150 million, 16% or Ps.28 million lower than the Ps.178 million registered in the same period last year. Adjusted EBITDA Margin was 23% during the period, lower than the 31% registered in the same period of 2013.

Operating Income (Loss)

The Company registered an operating income for 1Q14 of Ps.45 million, an increase in comparison to an operating income of Ps.28 million reported in the same period of 2013.

Comprehensive Financial Result

During the quarter, the Company registered a net financing cost of Ps.64 million, in comparison to a gain of Ps.24 million registered in the same period of 2013, a variation of Ps.88 million that is mainly explain by the peso devaluation during the quarter.

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Fourth Quarter 2014 Results

	1Q14	1Q13	ΔPs.	D%
Interest Expense	38	63	(25)	(40)%
Interest (Income)	(16)	-	(16)	-
Exchange Rate (Gain) Loss – Net	42	(87)	129	(148)%
Total	64	(24)	88	(367)%

Taxes

At the end of the 1Q14, the Company did not recorded taxes.

Net Income

The Company posted a net loss during 1Q14 of Ps.6 million, in comparison to the net income of Ps.52 million reported in the same period of 2013.

Liquidity and Capital Sources

	First Quarter Ended	First Quarter Ended
Millions of Pesos	March 31, 2014	March 31, 2013
Resources from Operations and Working Capital	50	2
CAPEX	(94)	(90)
Free Cash Flow	(44)	(88)
Financing Activities	45	46
Cash and Financial Instruments at the Start of the Period	1,954	147
Cash and Financial Instruments at the End of the Period	1,955	105

Capital Expenditures

The Capital Expenditures during the period totaled Ps.94 million, a marginal increase of 4% or Ps.4 million of the amount invested in 1Q13. Capital Expenditures were primarily used to support new commercial and residential RGUs, as well as for telephone network systems and equipment, is important to mention that around of 14% of this CAPEX is part of the enhance in systems and network.

Indebtedness

At March 31st, 2014 the Company reported its Indebtedness level at Ps.2,340 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.93 times and the Net Debt to EBITDA is at 0.65 times during this period.

Comparative leverage ratios:

	1Q14	4Q13	1Q13
Net Debt/EBITDA LTM	0.65	0.58	3.13

Additional Information

In order to diminish the negative effects of a peso devaluation, during January and March 2014, we entered into currency swap transactions to minimize the exchange rate risks related to the coupon payments (Cross Currency Cupon Only Swaps) with respect to U.S.$99 million aggregate principal amount of the notes due 2020.

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Fourth Quarter 2014 Results

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

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Fourth Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of March 31,		As of March 31,		vs 1Q 2013
	2014		2013		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	1,954,535	Ps.	104,744	Ps.	1,849,791	1,766%
		1,954,535		104,744		1,849,791	1,766%
Accounts receivable:
Customers, net of allowance		620,922		669,768		(48,846)	(7)%
Value added tax refundable		104,298		48,855		55,443	113%
Other sundry debtors		88,341		95,130		(6,789)	(7)%
		813,561		813,753		(192)	-

Inventory		28,102		19,479		8,623	44%
Prepaid expenses		18,824		29,567		(10,743)	(36)%
Total current assets		2,815,022		967,543		1,847,479	191%

Frequency rights, net		8,485		16,460		(7,975)	(48)%
Telephone network systems and equipment, net		2,872,083		3,866,594		(994,511)	(26)%
Intangible assets, net		70,335		109,196		(38,861)	(36)%
Deposits		8,552		7,794		758	10%
Deferred taxes		8,794		9,793		(999)	(10)%
Other assets		2,151		2,151		-	-

Total assets	Ps.	5,785,422	Ps.	4,979,531	Ps.	805,891	16%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		41,249		74,993		(33,744)	(45)%
Accounts payable and accrued expenses		379,305		413,016		(33,711)	(8)%
Notes payable		-		5,772		(5,772)	(100)%
Customers deposits		2,272		2,075		197	9%
Hedging valuation		1,344		-		1,344	#DIV/0!
Payroll and other taxes payable		65,423		23,224		42,199	182%
Total current liabilities		489,593		519,080		(29,487)	(6)%

LONG-TERM LIABILITIES:
Senior notes		1,966,730		2,168,204		(201,474)	(9)%
Notes payable		-		3,887		(3,887)	(100)%
Other accounts payable		41,251		28,917		12,334	43%
Pensions and post-retirement obligations		4,728		6,816		(2,088)	(31)%
Other long term liabilities		111,018		25,986		85,032	327%
Long Term Liabilities		2,123,727		2,233,810		(110,083)	(5)%
Total liabilities	Ps.	2,613,320	Ps.	2,752,890	Ps.	(139,570)	(5)%

SHAREHOLDERS' EQUITY
Capital stock		7,081,699		4,823,165		2,258,534	47%
Premium on capital stock		40,033		4,586		35,447	773%
Accumulated deficit		(3,930,892)		(2,652,693)		(1,278,199)	(48)%
Net profit (loss) for the period		(18,738)		51,583		(70,321)	(136)%
Total shareholders' equity	Ps.	3,172,102	Ps.	2,226,641	Ps.	945,461	42%

Total liabitilies and equity	Ps.	5,785,422	Ps.	4,979,531	Ps.	805,891	16%

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Fourth Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended March 31,						vs 3M 2013
	2014		%	2013		%	$ var		% var

TOTAL REVENUES	Ps.	648,560	100%	Ps.	582,355	100%	Ps.	66,205	11%

Network operating services		285,206	44%		197,404	34%		87,802	44%
Technical expenses		40,669	6%		34,706	6%		5,963	17%
Installation expenses		271	0%		2,361	0%		(2,090)	(89)%
Cost of network operation		326,146	50%		234,471	40%		91,675	39%

GROSS PROFIT		322,414	50%		347,884	60%		(25,470)	(7)%

Selling, general and administrative expenses		172,266	27%		174,830	30%		(2,564)	(1)%

EBITDA		150,148	23%		173,054	30%		(22,906)	(13)%

Depreciation and amortization		91,860			116,938			(25,078)	(21)%
Other (Income) Expense		13,175			28,008			(14,833)	(53)%

Operating income (loss)		45,113			28,108			17,005	60%

Comprehensive (income) cost of financing:
Interest expense		37,985			63,036			(25,051)	(40)%
Interest (income) loss, net		(16,205)			282			(16,487)	(5,846)%
Exchange (income) loss, net		42,071			(86,793)			128,864	148%
		63,851			(23,475)			87,326	372%

INCOME (LOSS) BEFORE TAXES		(18,738)			51,583			(70,321)	(136)%

Taxes:
Income tax		-			-			-	-
Defered Income Tax		-			-			-	-
Total tax		-			-			-	-

NET INCOME (LOSS)	Ps.	(18,738)		Ps.	51,583		Ps.	(70,321)	(136)%

Weighted average basic shares		1,376,566			789,819
Weighted average fully diluted		1,376,566			799,013

Earnings per share basic		(0.01)			0.07
Earnings per share diluted		(0.01)			0.06

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Fourth Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Reclassification of additional paid-in capital		8,737		-		-		-		8,737

Stock option plan		-		994		-		-		994

Comprehensive net loss		-		-		51,583		-		51,583

Balances as of March 31, 2013	Ps.	4,823,165	Ps.	4,586	Ps.	(2,601,110)	Ps.	-	Ps.	2,226,641

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2013	Ps.	7,028,634	Ps.	40,033	Ps.	(3,930,892)	Ps.	-	Ps.	3,137,775

Increased in capital Stock		53,065		-		-		-		53,065

Stock option plan		-		-		-		-		-

Comprehensive net loss		-		-		(18,738)		-		(18,738)

Balances as of March 31, 2014	Ps.	7,081,699	Ps.	40,033	Ps.	(3,949,630)	Ps.	-	Ps.	3,172,102

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Fourth Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,				vs 2013
	2014		2013		$ var		% var

Operating Activities:
Income before taxes	Ps.	(18,738)	Ps.	51,583	Ps.	(70,321)	(136)%

Items without cash flow		171,349		64,107		107,242	167%
Cash flow from income/loss before taxes		152,611		115,690		36,921	32%

Cash flow from:
Accounts receivables		(5,913)		(40,881)		34,968	86%
Inventory		(11,406)		(1,967)		(9,439)	(480)%
Accounts payables		(15,302)		(38,945)		23,643	61%
Other assets and liabilities		(70,097)		(31,783)		(38,314)	(121)%
Cash flow from operation activities		(102,718)		(113,576)		10,858	10%

Net cash flow from operating activities		49,893		2,114		47,779	2,260%

Cash flow from:
Telephone network systems and equipment, net		(93,767)		(90,413)		(3,354)	(4)%
Cash flow from capital expeditures		(93,767)		(90,413)		(3,354)	(4)%

Cash in excess/(required) to be used in financing activities		(43,874)		(88,299)		44,425	50%

Cash flow from :

Vendor financing		(8,348)		(1,001)		(7,347)	(734)%
Capital stock		53,065		8,737		44,328	100%
Additional paid in capital		-		9		(9)	(100)%
Other financing activities		-		38,782		(38,782)	(100)%
Cash flow from financing activities		44,717		46,527		(1,810)	(4)%

Increase (decrease) in cash and temporary investments		843		(41,772)		42,615	102%

Cash and financial instruments at beginning of the period		1,953,692		146,516		1,807,176	1,233%
Cash and cash equivalents at the end of the period	Ps.	1,954,535	Ps.	104,744	Ps.	1,849,791	1,766%

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